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14046701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC

SEC FILE NUMBER
8-50272

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
SAMSUNG SECURITIES (AMERICA), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 26th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Junhan Kim 212-972-2454
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112-0015 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Junhan Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Samsung Securities (America), Inc. as of and for the nine-month period then ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/27/2014
Signature Date

President
Title

Notary Public 2/27/14

GABRIEL RAMIREZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RA6218116
Qualified in New York County

Samsung Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Samsung Securities (America), Inc.:

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd., as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Samsung Securities (America), Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2014

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CASH AND CASH EQUIVALENTS	$10,003,673
COMMISSIONS RECEIVABLE FROM PARENT	362,760
INTEREST RECEIVABLE	32,499
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	20,000,000
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of $494,118	124,951
PREPAID INCOME TAXES	297,072
OTHER ASSETS	151,186
TOTAL ASSETS	$30,972,141

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES — Accrued expenses and other liabilities	$ 787,359
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share — 100 shares authorized; issued and outstanding 50 shares	50
Additional paid-in capital	4,999,950
Retained earnings	25,184,782
Total stockholder's equity	30,184,782
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$30,972,141

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company clears all transactions on a fully disclosed basis through the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from Securities Exchange and Commission ("SEC") Rule 15c3-3 under Paragraph (k)(2)(i).

The Company changed its fiscal year end date from March 31 to December 31, and the change has been duly granted by FINRA and SEC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Income Taxes — The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax

disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. Interest and penalty recognized related to uncertain tax positions are recorded as a component of income tax expense. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statement as of December 31, 2013.

Revenue Recognition — Commission revenues are accrued as earned. Interest and dividend revenues are earned from the underlying financial instruments owned and are recorded on an accrual basis.

Property and Equipment — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Collateralized Agreements — Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized agreements. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require the counterparty to deposit additional collateral when appropriate. Reverse repos are carried at contract value. Interest on such contract amounts is accrued and is included in interest receivable in the accompanying statement of financial condition.

Use of Estimates — The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent and liabilities at the date of the financial statement. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company's financial statement include valuation allowance against deferred tax assets. During the nine-month period ended December 31, 2013, there were no significant changes in accounting estimates or in management's judgments relating to such estimates.

Recent Accounting Pronouncement – In December 2013, the FASB issued ASU No.2013-12, Definition of a Public Business Entity. The Accounting Standards Codification (ASC) includes multiple definitions of the terms nonpublic entity and public entity. The amendment in this ASU improves U.S.GAAP by providing a single definition of public business entity for use in future financial accounting and reporting guidance. There is no actual effective date for this ASU. The Company is considered as a public business entity under ASU No. 2013-12.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternate Net Capital Requirement. Under this Alternate rule, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of December 31, 2013, the Company has net capital of $9,215,943, which exceeds the required net capital by $8,965,943.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

4. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of December 31, 2013 is as follows:

Property and equipment	$	7,779
Deferred rent		56,850
Total deferred tax assets	$	64,629

The deferred tax assets are included in the other assets in the accompanying statement of financial condition. The necessity of establishing a valuation allowance was considered. Since it was determined that it was more likely than not the Company would fully utilize the benefit of deferred tax assets on these deductible differences, the Company established no valuation allowance as of December 31, 2013.

The Company's corporate income tax returns for the years ended March 31, 2011 through 2013 are open to examination by the Internal Revenue Service, and also remain open for the same period with respect to New York State and New York City taxing jurisdictions.

No material uncertain tax positions exist as of December 31, 2013.

5. RELATED PARTY TRANSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company.

The Company has reverse repurchase agreements with the Parent in the amount of $20,000,000 with the maturity date of May 8, 2015, and an interest rate of London Interbank Offered Rate ("LIBOR") plus 0.75% semiannually (1.10% at December 31, 2013). The related interest receivable at December 31, 2013 amounted to approximately $32,000. At December 31, 2013, the fair value of financial instruments received as collateral, Korean debt securities where the Company is permitted to sell or repledge the securities was approximately $22,089,000.

6. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees were permitted to contribute up to 15% of their compensation or $17,500 for the nine-month period ended December 31, 2013. Based upon each employee's length of service, the Company contributes up to 50% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company.

7. PROPERTY AND EQUIPMENT

At December 31, 2013, office equipment, furniture and fixtures are comprised of the following:

Office equipment	$ 418,121
Furniture and fixtures	200,948
Total at cost	619,069
Less accumulated depreciation	(494,118)
Property and equipment - net	$ 124,951

8. COMMITMENT

The Company leases office space under noncancelable operating lease expiring in February 2018. The following is a schedule of the minimum annual rental commitment for such lease:

Year Ending December 31	Amount
2014	$ 737,313
2015	737,313
2016	737,313
2017	737,313
2018	184,328
	$3,133,580

9. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through the Parent. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2013. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2013, but before February 27, 2014, the date the financial statements were available to be issued. There were no subsequent events that required to be measured or disclosed in these financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 27, 2014

Samsung Securities (America), Inc.
1330 Avenue of the Americas, 26th Floor
New York, NY 10019

In planning and performing our audit of the financial statements of Samsung Securities (America), Inc. (the "Company") as of and for the nine-month period then ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP